

SECU[illegible] 07001247 [illegible]SION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 2 2007 BRANCH OF REGISTRATIONS AND EXAMINATIONS

SEC FILE NUMBER
8- 45221

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R&R PLANNING GROUP, LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1981 MARCUS AVENUE, SUITE C114
(No. and Street)

LAKE SUCCESS (City) NY (State) 11042 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK FILIBERTO 516-328-2600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KESSLER & LISCIA, PC, CPAs
(Name – *if individual, state last, first, middle name*)

910 MIDDLE COUNTRY RD (Address) SELDEN (City) NY (State) 11784 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 0 9 2007 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK FILIBERTO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R&R PLANNING GROUP, LTD., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

DONALD HAUK
Notary Public, State of New York
No. 01HA5039557
Qualified in Nassau County
Commission Expires Feb. 21, 2007
2-5-07

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition~~. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R&R PLANNING GROUP, LTD.

REPORT ON AUDIT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2006

KESSLER & LISCIA, PC
Certified Public Accountants



KESSLER & LISCIA, PC

Certified Public Accountants

Joel N. Kessler, CPA (NY & FL)
Philip A. Liscia, CPA
Rebecca Gonzalez, CPA

Debra Timms, CPA

910 Middle Country Rd
Selden, NY 11784
Tel: 631-732-7575
Fax: 631-732-7161
www.KesslerLiscia.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
R&R Planning Group, Ltd.
Lake Success, New York

We have audited the accompanying statement of financial condition of R&R Planning Group, Ltd. as of December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial condition referred to above present fairly, in all material respects, the financial position of R&R Planning Group, Ltd. as of December 31, 2006 in conformity with accounting principles generally accepted in the United States.



KESSLER & LISCIA, PC
CERTIFIED PUBLIC ACCOUNTANTS

January 19, 2007
Selden, New York

FINANCIAL STATEMENTS

R&R PLANNING GROUP, LTD.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 46,557
Commissions receivable	10,026
Prepaid expenses and other current assets	2,690
Total current assets	59,273
FIXED ASSETS, net	3,801
DEPOSIT WITH CLEARING BROKER	50,000
OTHER DEPOSITS	2,918
Total assets	$ 115,992

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Accrued expenses	$ 2,052
Payroll taxes payable	322
SEP Contribution Payable	7,641
Total current liabilities	10,015
COMMITMENTS & CONTINGENCIES	
STOCKHOLDER'S EQUITY:	
Common stock	25
Additional paid in capital	124,386
Retained earnings	(18,434)
Total stockholder's equity	105,977
Total liabilities and stockholder's equity	$ 115,992

See notes to financial statements

R&R PLANNING GROUP, LTD.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006

1. **Significant Accounting Policies:**

   a. Nature of operations

The Company is a registered broker-dealer that clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmits all customers' funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Accordingly, the Company is subject to the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and is exempt from the remaining provisions of that rule. The Company is an investment advisor registered with the state of New York.

   b. Revenue recognition

Proprietary securities transactions, commission revenue and related expenses are recorded on a trade basis. Liabilities for trade date basis purchases of securities represent obligations to the Company's clearing broker for transactions executed but not yet settled relating to securities purchased by the Company and held for resale (securities owned). Securities owned and securities sold, but not yet purchased, are valued at market with the resulting net unrealized gains and losses included in earnings of the current period.

   c. Fixed Assets

Equipment, furniture and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization is computed on the straight-line basis over five to seven years, the estimated useful lives of the assets.

   d. Income taxes

The Company has elected by its sole shareholder to be taxed under the provisions of Sub-chapter "S" of the Internal Revenue Code ("S" Corporation). The stockholder includes the Company's net income on his individual income tax return.

   e. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

7. **Fair Values of Financial Instruments**

The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash and Cash Equivalents. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Commissions Receivable and Accounts Payable. The carrying amount of commissions receivable and accounts payable in the balance sheet approximates fair value.

8. **Financial Instruments with Off-Balance Sheet Credit Risk:**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

A copy of the Company's statement of financial condition, as of December 31, 2006, pursuant to S.E.C. Rule 17a-5, is available for examination at the Company's main office and at the regional office of the Securities and Exchange Commission.

2. Fixed Assets:

Fixed assets, at cost, consist of the following at December 31, 2006:

Equipment	$ 35,433
Furniture and fixtures	7,533
	42,966
Less accumulated depreciation	(39,165)
	$ 3,801

3. Commitments and Contingencies:

The Company entered into a lease agreement, dated October 24, 2002, effective January 1, 2003. The lease terminates on November 30, 2012. The Company is responsible for 20% of the lease payment. Terms of the lease include an annual increase over the base rent of 4% and additional rent provisions based on real estate tax and property insurance escalations. The sole stockholder of the Company is co-guarantor with a third party for the entire lease. The Company's minimum lease commitments are as follows:

Year	Amount
2007	$13,673
2008	14,141
2009	14,628
2010	15,134
2011	15,661
2012	16,209

4. Net Capital Requirements:

The Company is subject to the net capital Rule 15c3-1 of the Securities and Exchange Commission. On December 31, 2006, the Company had net capital of $95,944 which exceeded requirements of $5,000 by $90,944.

5. Haircuts:

The Company is subject to a two percent haircut on its money market funds. Money market funds totaling $30,681 are reported as cash and cash equivalents.

6. Simplified Employee Pension (SEP) Plan:

The Company has a Simplified Employee Pension (SEP) Plan that allows elective contributions to all employees that have been employed in three (3) of the preceding five (5) years and are over 21 years of age. The company elected to make a 13% contribution for 2006 of $7,641, to be paid in 2007.

END